EXHIBIT G

METALLICA RESOURCES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.     Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.     Date of Material Change

June 7, 2006

Item 3.     Press Release

The press release attached as Schedule "A" was released on CCN Matthews in Canada and on Market Wire in the United States on June 7, 2006 pursuant to section 75(1) of the Act.

Item 4.     Summary of Material Change

Metallica Resources Inc. has learned that the court has upheld a suspension on the use of explosives on ground owned by the ejido of Cerro de San Pedro. In a separate case, the same court also ruled that the non-resident ejido members who brought the legal action leading to the suspension of blasting can no longer bring legal actions on the part of the ejido without the consent of the local ejido residents. Because of the ruling regarding the non-resident ejido member’s inability to bring legal actions on the part of the ejido, MSX is petitioning the courts to annul the other cases already filed by this small group of ejido members, which includes the current legal action against SEDENA restricting the use of explosives on the ejido ground.

Item 5.     Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6.     Reliance on subsection 7.1(2) or (3) National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.     Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8.     Executive Officers

The following executive officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Dated as of June 12, 2006.
METALLICA RESOURCES INC.

By:	"Bradley J. Blacketor"
Bradley J. Blacketor
Vice President, Chief Financial Officer & Secretary

Schedule A

PRESS RELEASE
Press Release No. 06-15

METALLICA RESOURCES REPORTS ON RECENT COURT RULINGS
FOR ITS CERRO SAN PEDRO PROJECT, MEXICO

Toronto, Ontario - June 7, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) has learned that the court has upheld a suspension on the use of explosives on ground owned by the ejido of Cerro de San Pedro. In a separate case, the same court also ruled that the non-resident ejido members who brought the legal action leading to the suspension of blasting can no longer bring legal actions on the part of the ejido without the consent of the local ejido residents. Because of the ruling regarding the non-resident ejido member’s inability to bring legal actions on the part of the ejido, MSX is petitioning the courts to annul the other cases already filed by this small group of ejido members, which includes the current legal action against SEDENA restricting the use of explosives on the ejido ground.

The court has upheld a suspension on SEDENA (Secretaria de Defensa National) from authorizing the use of explosives on ground owned by the ejido of Cerro de San Pedro, which includes the haul road and pit areas. Metallica’s Mexican subsidiary, MSX, has been issued an explosives operating, or blasting permit, for the Cerro San Pedro (CSP) project for the calendar year 2006; however, this permit has been challenged in a district court by a small group of non-resident ejido members. This legal challenge includes a suspension of blasting on the ejido land until the case is resolved by the courts. As reported in April, MSX sought to lift the blasting suspension while the case progressed through the legal system. Previously, this same group of ejido members had filed a legal action against SEDENA that was essentially the same as the current action. The initial case was resolved in February 2006 in favor of SEDENA. With the suspension on blasting upheld, MSX will once again challenge the legal action brought by one of the non-resident ejido members. Since 2004, this group of five absentee ejiditarios has filed a variety of legal actions against various state and federal agencies over the CSP project. Of the cases receiving final rulings, all have been found in favor of the governmental agencies.

The same court that upheld the suspension on SEDENA from authorizing the use of explosives has also ruled that the five non-resident ejido members can no longer bring legal actions in the name of the ejido of Cerro de San Pedro without the agreement of the people living on the land, or the "possessors" of the land. The vast majority of the possessors, as well as members of their families, are long time supporters of the CSP project with many currently working at the CSP project. MSX is petitioning the courts to annul the other cases already filed by the non-resident ejido members, which includes the current legal action against SEDENA restricting the use of explosives on the ejido ground.

Construction is now progressing at the CSP project with approximately 350 people working on site, of which approximately 70 are inhabitants of the local municipality. Completion of construction and, with approximately 70,000 tonnes of ore grade material sitting at the processing site, the first gold pour is scheduled for December 2006. The project is currently estimated to have an annual average production of approximately 85,500 ounces of gold and 2 million ounces of silver, or approximately 115,000 ounces of gold-equivalent, over its estimated nine-year mine life. The total cash cost is approximately $250/oz of gold and gold equivalent silver. The initial capital cost to build the operation is estimated at $29.1 million.

Metallica’s President and Chief Executive Officer, Richard J. Hall stated, "We are pleased with the decision from the court regarding the non-resident ejido member’s inability to bring legal actions on the part of the ejido. This should go a long way in eliminating the frivolous lawsuits brought by this group and hopefully will annul the existing legal actions that are hindering the project."

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. It currently has 84 million shares outstanding and had US$38.8 million in cash at March 31, 2006. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.